Exhibit 99.1

/C O R R E C T I O N – mF International Limited/

In the news release, mF International Announces Private Placement of $500.0 Million to Launch a Digital Asset Treasury Strategy, issued 21-Nov-2025 by mF International Limited over PR Newswire, we are advised by the company that changes have been made. The complete, corrected release follows, with additional details at the end:

mF International Announces Private Placement of $500.0 Million to Launch a Digital Asset Treasury Strategy

HONG KONG, November 21, 2025 — mF International Limited (Nasdaq: MFI) (“mF” or the “Company”), today announced a $500.0 million private placement, or PIPE, with accredited institutional investors in connection with its plans to initiate a digital asset treasury strategy. The PIPE is expected to involve the sale of 50 million of the Company’s class A ordinary shares and pre-funded warrants at a purchase price of $10.00 per class A ordinary share. mF expects to release additional updates regarding its treasury activities in the near-term.

The PIPE is expected to close on or around December 1, 2025. The Company expects to receive aggregate gross proceeds of $500.0 million from the PIPE, before deducting offering expenses. The Company intends to use the net proceeds primarily fund the acquisition of bitcoin cash and the establishment of the Company’s digital asset treasury operations, as well as for working capital, general corporate and other purposes.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. The offer and sale of the securities to be sold in the PIPE, including the ordinary shares underlying the pre-funded warrants, are being made in transactions not involving a public offering, and the securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any applicable state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and such applicable state securities laws. Each securities purchase agreement contains representations, warranties and other provisions customary for transactions of this nature. Subject to the satisfaction of customary closing conditions, the Company currently anticipates that the closings of the transactions contemplated by the Securities Purchase Agreement will take place on or around December 1, 2025. Additional information regarding this offering and the securities purchase agreement will be included in a Form 6-K to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”).

Concurrently with the execution of the securities purchase agreements related to the PIPE and the initial private placement, the Company and the investors entered into registration rights agreements, pursuant to which the Company agreed to file certain resale registration statements with SEC to register the resale of the ordinary shares purchased (whether directly or through exercise of warrants) by the investors in the PIPE. Cooley LLP is acting as U.S. legal advisor to mF.

About mF International Limited

mF International Limited is a British Virgin Islands holding company with three operating subsidiaries in Hong Kong. Upon the closing the Private Placement, mF will be implementing a long-term strategic digital asset treasury strategy. The Company’s principal Hong Kong operating subsidiary, m-FINANCE, is a Hong Kong-based experienced financial trading solution provider principally engaged in the development and provision of financial trading solutions via internet or platform as software as a service, or SaaS. m-FINANCE has approximately 20 years of experience providing real-time mission critical forex, bullion/commodities trading platform solutions, financial value-added services, mobile applications and financial information for brokers and institutional clients in the region. With clients located over mainland China, Hong Kong and Southeast Asia, m-FINANCE provides customers with the mF4 Trading Platform, Trader Pro, Bridge and Plugins, CRM System, ECN System, Liquidity Solutions, Cross-platform “Broker+” Solution, Social Trading Apps and other value-added services. For more information, please visit the Company’s website: https://ir.m-finance.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

mF International Limited

Investor Relations Department

Email: ir@m-finance.net

ICR, LLC

Email: mFInternational.IR@icrinc.com

Correction: The original version of this release listed the expected close date as on or around “December 1, 2026”. The actual expected close date is on or around December 1, 2025.